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PG 3/4



05037171

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAIL RECEIVED
FEB 2 5 2005
PROCESSING
WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 36804

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING_____12/31/04_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FISN, Inc. dba First Internet Securities Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____4800 Montgomery Lane_____Suite 880_____
                    (No. and Street)

____Bethesda_____MD_____20814____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Thomas M. Coan_____240-497-0400_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Santos, Postal & Co.____
            (Name – *if individual, state last, first, middle name*)

____11 North Washington Street, Rockville_____MD_____20850____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas M. Coan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____First Internet Securities Network_____ , as of _____December 31_____, 20__04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MARY L. CRONIN
Notary Public
Montgomery County, Maryland
My Commission Expires May 1, 2007

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FISN, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS



Santos, Postal & Company P.C.

Certified Public Accountants

11 NORTH WASHINGTON STREET
SUITE 600
ROCKVILLE, MD 20850
(240) 499-2040
FAX (240) 499-2079
WWW.SPCCPAS.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
FISN, Inc.
Bethesda, MD 20814

We have audited the accompanying balance sheets of FISN, Inc. as of December 31, 2004 and 2003, and the related statements of operations, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplementary information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company P.C.

February 4, 2005

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

	2004	2003
CURRENT ASSETS:		
Cash	$ 37,233	$ 33,803
Cash Deposits with Clearing		
Organization	680,769	657,647
Trading Securities	19,805	-
Commissions Receivable - Broker	18,226	35,671
- Other	15,095	15,767
Prepaid Income Taxes	915	-
Deferred Income Tax Asset	11,442	-
Total Current Assets	783,485	742,888
PROPERTY AND EQUIPMENT:		
Furniture and Equipment	144,070	144,070
Automobiles	47,788	47,788
Leasehold Improvements	7,363	7,363
	199,221	199,221
Less: Accumulated Depreciation	151,459	132,385
Net Property and Equipment	47,762	66,836
OTHER ASSETS:		
Deposit	9,815	9,815
Investment Securities	3,045	2,760
	12,860	12,575
TOTAL ASSETS	$ 844,107	$ 822,299

The accompanying notes are an integral part of these financial statements.

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Current Portion of Capital Lease Obligations	$ 8,261	$ 16,058
Accounts Payable	24,823	32,004
Commissions Payable	50,252	48,563
Payroll Taxes Withheld	3,055	6,233
Income Taxes Payable	-	7,194
Total Current Liabilities	86,391	110,052
LONG TERM LIABILITIES		
Capital Lease Obligations, Net of Current Portion Above	-	8,261
Deferred Income Taxes	-	2,462
Total Liabilities	86,391	120,775
STOCKHOLDERS' EQUITY:		
Common Stock, $1 Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding	100	100
Paid-in Capital	14,900	14,900
Retained Earnings	742,716	686,524
Total Stockholders' Equity	757,716	701,524
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 844,107	$ 822,299

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
Retained Earnings - Beginning of Year	$ 686,524	$ 545,557
Net Income	56,192	140,967
Retained Earnings - End of Year	$ 742,716	$ 686,524

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
FEE INCOME	$ 2,593,682	$ 2,830,496
OPERATING EXPENSES:		
Advertising	142,307	117,862
Co-Brokers Fees	436	977
Depreciation	19,074	17,294
Data Services	87,168	82,433
Clearing expenses	293,440	298,928
Insurance	84,698	80,213
Interest	250	5,452
Leasing	21,243	10,391
Office Expense	3,355	17,131
Professional Services	22,447	38,794
Regulatory Fees	40,140	36,566
Rent	139,456	133,684
Repairs and Maintenance	14,427	10,665
Retirement Plan Contribution	46,377	26,818
Salaries and Commissions - Officers	301,000	328,000
- Others	1,140,112	1,259,287
Supplies	25,072	27,597
Payroll and Property Taxes	85,570	83,263
Telephone	20,926	22,377
Training	2,087	3,197
Travel and Entertainment	33,866	40,286
Total Operating Expenses	2,523,451	2,641,215
INCOME BEFORE INCOME TAXES	70,231	189,281
INCOME TAXES	14,039	48,314
NET INCOME	$ 56,192	$ 140,967

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 56,192	$ 140,967
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	19,074	17,294
Unrealized (Gain) Loss on Investment Securities	(285)	240
Changes In:		
Trading Securities	(19,805)	-
Commissions Receivable	18,117	(17,169)
Prepaid Income Taxes	(915)	-
Deferred Income Taxes	(13,904)	5,080
Accounts Payable	(7,181)	14,181
Commissions Payable	1,689	(11,940)
Payroll Taxes Withheld	(3,178)	(2,386)
Income Taxes Payable	(7,194)	731
NET CASH PROVIDED BY OPERATING ACTIVITIES	42,610	146,998
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	(15,785)
Increase in Deposits with Clearing Organizations	(23,122)	(118,152)
NET CASH (USED) BY INVESTING ACTIVITIES	(23,122)	(133,937)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal Payments on Capital Lease Obligations	(16,058)	(13,392)
NET CASH (USED) BY FINANCING ACTIVITIES	$ (16,058)	$ (13,392)

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

		2004		2003
NET INCREASE (DECREASE) IN CASH	$	3,430	$	(331)
CASH, BEGINNING OF YEAR		33,803		34,134
CASH, END OF YEAR	$	37,233	$	33,803
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Interest Paid	$	250	$	5,452
Income Taxes Paid	$	36,052	$	42,608

The accompanying notes are an integral part of these financial statements.

NOTE 1:   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

FISN, Inc. (the Company) was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services in the metropolitan Washington, DC area. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer, and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 95% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

DEPRECIATION

Depreciation of property and equipment is computed using accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the future tax return consequences of temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 1:   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

ACCOUNTS RECEIVABLE

The Company's receivables are primarily from broker/dealers and professional associations located throughout the United States. All accounts at December 31, 2004 and 2003 are considered to be collectible. Accordingly, there is no allowance for doubtful accounts for estimated losses on uncollectible accounts receivable.

DEPOSITS WITH CLEARING ORGANIZATION

The Company maintains a $50,000 good faith deposit with the broker/dealer through which it clears its securities transactions. The total of all cash deposits with clearing organizations at December 31, 2004 and 2003 was $680,769 and $657,647, respectively.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and sick days depending on job classification, length of service, and other factors. The Company's policy is to recognize the costs of compensated absences when actually paid to employees. In management's opinion, this method is not materially different than current recognition of costs and, therefore, no accrual is necessary.

CASH EQUIVALENTS

For the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

NOTE 2:   CONCENTRATIONS OF CREDIT RISK

At December 31, 2004 and 2003, the Company's cash deposit with its clearing broker exceeded the Securities Investor Protection Corporation (SIPC) insurance limit by $580,769 and $557,647, respectively.

NOTE 3:   INVESTMENT SECURITIES

At December 31, 2004 and 2003, the Company held 300 shares of an equity security which is readily marketable. This security is marked to market at each reporting period.

NOTE 4:   LINE OF CREDIT ARRANGEMENTS

The Company maintains line of credit arrangements with several local financial institutions. The lines of credit are unsecured and have a total cash advance limit of $64,000. Interest is computed on the outstanding principal at variable interest rates. There were no outstanding balances at December 31, 2004 or 2003.

NOTE 5:   INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheets include the following components:

	2004	2003
Deferred tax assets	$ 32,735	$ 28,490
Deferred tax liabilities	(21,293)	(30,952)
Deferred tax valuation allowance	-	-
Net deferred tax asset (liability)	$ 11,442	$ (2,462)

Deferred taxes are the result of the Company using the cash basis of accounting for income tax purposes, and the difference in depreciation methods used for tax purposes.

The provision for income taxes were as follows for the years ended December 31, 2004 and 2003:

	2004	2003
Current:		
Federal	$ 21,332	$ 33,445
State	6,611	9,789
Total Current	27,943	43,234

NOTE 5: INCOME TAXES

	2004	2003
Deferred:		
Federal	(11,384)	3,759
State	(2,520)	1,321
Total Deferred	(13,904)	5,080
Total Provision for Income Taxes	$ 14,039	$ 48,314

The difference between the expected tax rate and the Company's effective tax rate of 20% in 2004 and 25% in 2003 is due to the effect of lower federal tax rates for the first $75,000 of taxable income.

NOTE 6: LEASES

The Company leases office space under a lease that expires in 2006. The lease provides for a base rental rate plus contingent rentals based on the Company's share of the increase in the landlord's operating expenses, as defined in the lease. The Company's stockholders guarantee the lease.

Future minimum annual non-cancelable payments under operating lease agreements as of December 31, 2004 are as follows:

December 31, 2005	$ 141,689
2006	83,964
Total	$ 225,653

The Company leases, under the terms of an agreement that expires in 2005, certain furniture and equipment classified as a capital lease. The future minimum lease payments under the capital lease and the net present value of the future minimum lease payments at December 31, 2004 are as follows:

Total future minimum lease payments	$ 8,658
Amount representing interest	(397)
Present value of net future minimum lease payments	$ 8,261

Cost for the furniture and equipment under the capital lease totals $44,669 and the related accumulated depreciation totals $44,669 at December 31, 2004. Amortization of the cost is included in depreciation expense.

NOTE 7:   RETIREMENT PLAN

The Company sponsors an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or the indexed ceiling amount stipulated by the Internal Revenue Code. The Company's share of contributions totaled $46,377 and $26,818 for the years ended December 31, 2004 and 2003, respectively.

FISN, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Total Stockholders' Equity	$	757,716
Deductions:		
Commissions Receivable - Other		15,095
Fixed Assets, Net of Depreciation		47,762
Prepaid income taxes		915
Deferred income tax asset		11,442
Deposit		9,815
Total Deductions		85,029
Net Capital Before Haircuts on Securities Positions		672,687
Haircuts on Securities [computed pursuant to Rule 15c3-1 (c)(2)(vi)(E)(6)]		(1,249)
Net Capital	$	671,438

AGGREGATE INDEBTEDNESS

Total Liabilities Included on Balance Sheet	$	86,391
Less: Fixed Liabilities Adequately Secured by Assets Acquired for Use in the Ordinary Course of Trade or Business		8,261
Total Aggregate Indebtedness	$	78,130

FISN, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED [under subparagraph (a)(2) or Rule 15c3-1]	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 571,438
EXCESS OF NET CAPITAL AT 1500%	$ 666,229
EXCESS OF NET CAPITAL AT 1000%	$ 663,625
Ratio: Aggregate Indebtedness to Net Capital	0.11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included
in Part II of FORM X-17A-5 as of December 31, 2004)

Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 671,517
Audit Adjustments: Change in Federal and State Income Tax Accruals and Deferrals	(79)
Net Capital	$ 671,438

FISN, INC.

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii).

Required Deposit   None



Santos, Postal & Company P.C.

Certified Public Accountants

11 NORTH WASHINGTON STREET
SUITE 600
ROCKVILLE, MD 20850
(240) 499-2040
FAX (240) 499-2079
WWW.SPCCPAS.COM

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
FISN, Inc.
4800 Montgomery Lane
Suite 880
Bethesda, MD 20814

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the

 

objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 4, 2005